CPI AEROSTRUCTURES, INC.

91 Heartland Blvd.

Edgewood, NY 11717

August 14, 2015

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CPI Aerostructures, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 6, 2015
File No.: 001-11398

Dear Ms. Raminpour:

CPI Aerostructures, Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated August 4, 2015, relating to the above-captioned Form 10-K. Please note that, for the Commission Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1. We note that your discussion of the results of operations focuses on changes in revenue and gross profit/loss. However, because gross profit/loss is impacted by both revenues and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please revise to expand your MD&A section to separately quantify and discuss factors responsible for changes in the levels of your cost of sales during all periods presented in your financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Securities and Exchange Commission

August 14, 2015

The Company acknowledges the Staff’s comment and proposes to expand its Form 10-K and Form 10-Q MD&A disclosures on a prospective basis to approximate the following:

Cost of sales for the year ended December 31, 2014 and 2013 was $69,411,709 and $64,555,275, respectively, an increase of $4,856,434 or 7.5%.

The components of cost of sales were as follows:

	Year ended
	December 31, 2014	December 31, 2013

Procurement	$45,106,460	$44,146,231
Labor	8,558,124	6,428,728
Factory Overhead	15,350,942	13,980,889
Other contract costs	396,183	(573)
Cost of Sales	$69,411,709	$64,555,275

2. Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). As part of your response, please provide us with a copy of your intended revised disclosures.

In addition to the above tabular disclosure the Company proposes enhancing its Form 10-K and Form 10-Q MD&A disclosure on a prospective basis to approximate the following:

Procurement for the years ended December 31, 2014 was $45,106,460 compared to $44,146,231 for the year ended December 31, 2013, an increase of $960,229 or 2.2%.  The increase in procurement was required to support an approximate 5.5% increase in shipments.  The Company began focusing on just-in-time purchasing to optimize cash flow, thus the increase in procurement was lower than the increase in shipments.

Labor costs for the year ended December 31, 2014 were $8,558,124 compared to $6,428,728 for the year ended December 31, 2013, an increase of $2,129,396 or 33.1%.  This increase is due to more direct touch employees needed to support increasing delivery volume in 2014 compared to 2013, specifically on our Embraer and Honda programs.  Additionally, the Company experienced higher than normal labor costs on the A-10 program, which was partially responsible for the change in estimate described previously.

Securities and Exchange Commission

August 14, 2015

Factory overhead for the year ended December 31, 2014 was $15,350,942 compared to $13,980,889 for the year ended December 31, 2013 an increase of $1,370,053 or 9.8%.  This increase is the result of an increase of $662,000 in salaries for indirect employees, such as stock room employees, facilities employees and planners, which was required to support more shipping and production in 2014 as compared to 2013.  Additionally, the Company had increases in vacation, holiday and sick pay for direct employees of $450,000, payroll taxes of $125,000 and employee benefits of $199,000 all of which were the result of having more employees in 2014 as compared to 2013.

Note 2. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, page F-12

3. We note your disclosure in Note 2 that revisions in the estimated gross profits on contracts and contract amounts are made in the period in which the circumstances requiring the revisions occur. During the years ended December 31, 2014, 2013 and 2012, the effect of such revisions in total estimated contract profits resulted in a decrease to the total gross profit to be earned on the contracts of approximately $42,568,000, $3,700,000 and $1,300,000, respectively, from that which would have been reported had the revised estimate been used as the basis of recognition of contract profits in prior years. Please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Estimates” and the separate potential impacts on your results. As part of your response, please provide us with a copy of your intended revised disclosure.

Securities and Exchange Commission

August 14, 2015

The Company acknowledges the Staff’s comment and proposes enhancing its Form 10-K and Form 10-Q MD&A disclosure on a prospective basis to approximate the following:

During the years ended December 31, 2014, 2013 and 2012 circumstances required that we make changes in estimates to various contracts. Such changes in estimates resulted in decreases in total gross profit as follows:

	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012

Favorable adjustments	$700,000	$1,258,000	$1,136,000
Unfavorable adjustments	(43,268,000)	(4,958,000)	(2,436,000)
Net adjustments	$(42,568,000)	$(3,700,000)	$(1,300,000)

For the year ended December 31, 2014 approximately $39,915,000 of the unfavorable adjustment was the result of changes in estimates on the Company’s A-10 WRP described earlier. In addition, the Company has one contract that has had shipping dates extended a number of times. As a result, labor and procurement costs have changed since the initial contract estimate, which resulted in an unfavorable adjustment of approximately $693,000. The Company also has one contract on which we have experience technical issues, which resulted in excess engineering time that caused and unfavorable adjustment of approximately $599,000. Also, the Company has one multi-year contract that has experienced normal procurement price increases that has caused an unfavorable adjustment of approximately $555,000. No other individual favorable or unfavorable changes in estimates for the year ended December 31, 2014 were material.

For the year ended December 31, 2013 we had three contracts which resulted in favorable adjustments of $395,000, $350,000 and $106,000, respectively. This was the result of receiving increased delivery orders during 2013 which allowed us to improve labor efficiency and to negotiate quantity discounts on procurement. Additionally, we had two contracts which resulted in unfavorable adjustments of $708,000 and $448,000, respectively. These unfavorable adjustments were the result of giving pricing discounts to customers, in exchange for increasing the term on certain long term agreements. Lastly, we had one contract that had an unfavorable adjustment of $1,500,000, which was the result of excess labor and material costs incurred for rework and tooling adjustments. No other individual favorable or unfavorable changes in estimates for the year ended December 31, 2013 were material.

For the year ended December 31, 2012 we had one contract which resulted in a favorable adjustment of $672,000, which was the result of the reversal of an accrual for expected excess scrap costs which were never incurred. Additionally, we had one contract, the A-10, that had an unfavorable adjustment of $1,400,000, which was the result of excess labor and material costs incurred for rework and tooling adjustments. No other individual favorable or unfavorable changes in estimates for the year ended December 31, 2012 were material.

Securities and Exchange Commission

August 14, 2015

* * * * * *

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely,

Vincent Palazzolo
Chief Financial Officer